UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Transaction in own shares

GSK plc (the "Company") announces today acting through its corporate stockbroker, Merrill Lynch International (the "Broker"), it has purchased the following number of the Company's ordinary shares of 31¼ pence each.

Date of purchase:	31 July 2025
Aggregate number of ordinary shares of 31¼ pence each purchased:	474,100
Lowest price paid per share (GBp):	1,404.50p
Highest price paid per share (GBp):	1,461.00p
Volume-weighted average price paid per share (GBp):	1,423.11p

The purchased shares will be held as Treasury shares.

Such purchase forms part of the Company's existing buyback programme and was effected pursuant to the non-discretionary agreement entered into with the Broker on 4 June 2025, as announced on 4 June 2025. Since 4 June 2025 the Company has purchased 18,910,038 ordinary shares.

Following the above purchase, the Company will hold 237,044,421 ordinary shares in treasury and have 4,078,340,989 ordinary shares in issue (excluding Treasury shares).

The total number of voting rights in the Company is 4,078,340,989. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

The Company confirms that, in accordance with DTR 5.5.1R, following the above purchase the percentage of voting rights attributable to the ordinary shares held in treasury is 5.81 per cent.

Detailed information of the individual trades made by the Broker on the London Stock Exchange and the CBOE Europe Limited recognised investment exchange (through its order books having market identification codes CHIX or BATE) as part of the buyback programme can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5000T_1-2025-7-31.pdf

Ends

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q1 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 01, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc